[redacted]

10026384

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Sonterra Group, Inc. dba The Delta Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 NE Loop 410, Suite 711
(No. and Street)

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Gilroy (210) 930-3111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 San Antonio, Texas 78232
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Gilroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sonterra Group, Inc. dba The Delta Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACIE HOLLY
Notary Public, State of Texas
My Commission Expires
January 06, 2012

Signature

Vice President / FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders of
The Sonterra Group, Inc. dba The Delta Company
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Sonterra Group, Inc. dba The Delta Company (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sonterra Group, Inc. dba The Delta Company as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darilek Butler

San Antonio, Texas
February 24, 2010

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Statement of Financial Condition
December 31, 2009

ASSETS		
Current Assets:		
Cash	$	24,075
Certificates of Deposit		23,427
Accounts Receivable - Commissions		26,763
Prepaid Expenses		23,736
Total Current Assets		98,001
Fixed Assets:		
Furniture & Fixtures		6,115
Leasehold Improvements		80,000
Accumulated Depreciation		(8,258)
Net Fixed Assets		77,857
TOTAL ASSETS	$	175,858
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Commissions Payable	$	3,800
Accrued Liabilities		2,802
Total Current Liabilities		6,602
Total Liabilities		6,602
Stockholders' Equity:		
Common Stock, $0.10 Par Value, 1,000,000 Shares Authorized, 15,000 Issued and Outstanding		1,500
Additional Paid-In Capital		243,500
Retained Earnings		(75,744)
Total Stockholders' Equity		169,256
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	175,858

The Accompanying Notes are an Integral Part of These Financial Statements.

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Statement of Income
Year Ended December 31, 2009

Revenues:		
Commission Income	$	1,270,083
Interest Income		415
Total Revenues		1,270,498
Expenses:		
Commissions and Salaries		976,499
Depreciation		2,270
FINRA Fees		47,627
Insurance		27,903
Miscellaneous Expenses		2,792
Other Taxes		279
Payroll Taxes		66,753
Pension Expense		96,969
Professional Fees		13,935
Total Expenses		1,235,027
Income (Loss) Before Income Taxes		35,471
Margin Tax		(1,361)
Net Income (Loss)	$	34,110

The Accompanying Notes are an Integral Part of These Financial Statements.

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2008	$ 1,500	$ 233,500	$ (29,854)	$ 205,146
Contributions	-	10,000	-	10,000
Dividends	-	-	(80,000)	(80,000)
Net Income (Loss)	-	-	34,110	34,110
Balance - December 31, 2009	$ 1,500	$ 243,500	$ (75,744)	$ 169,256

These Accompanying Notes are an Integral Part of These Financial Statements.

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows from Operating Activities:		
Net Income (Loss)	$	34,110
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:		
Depreciation		2,270
(Increase) Decrease in:		
Accounts Receivable - Commissions		(26,763)
Prepaid Expenses		(1,947)
Other Assets		3,177
Increase (Decrease) in:		
Accrued Liabilities		(29)
Commissions Payable		3,800
Net Cash Provided (Used) by Operating Activities		14,618
Cash Flows from Investing Activities:		
Additions to Certificates of Deposit		(415)
Net Cash Provided (Used) by Investing Activities		(415)
Cash Flows from Financing Activities:		
Dividends Paid		(80,000)
Contributions		10,000
Net Cash Provided (Used) by Financing Activities		(70,000)
Net Increase (Decrease) in Cash		(55,797)
Cash Balance - December 31, 2008		79,872
Cash Balance - December 31, 2009	$	24,075

Supplemental Information:

Margin Taxes Paid	$	2,445

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Notes to the Financial Statements
December 31, 2009

Note A - Organization and Summary of Significant Accounting Policies

Nature of Business

The Sonterra Group, Inc. dba The Delta Company (the Company) was incorporated under the laws of the State of Texas on January 17, 2002. The Company is retained by Zeppelinn Energy, L.P. as a registered broker/dealer in connection with the marketing of private placement joint ventures formed in Texas for the exploration and production of oil and gas.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Furniture & Fixtures	7 – 10 years
Leasehold Improvements	Lesser of 15 years or remaining lease period

Depreciation expense for the year ended December 31, 2009 was $2,270.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. Related to the commission receivable, there is the commission owed to the broker, which is accrued for as commission payable. As of December 31, 2009, the Company had commissions receivable and payable of $26,763 and $3,800 respectively.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. Income tax expense reported on these financial statements represents a provision for the Texas margin tax, an additional tax enacted on most entities doing business in Texas. For the year ended December 31, 2009, the Company recorded a Texas margin tax expense of $1,361, which was payable as of December 31, 2009 and is included in "Accrued Liabilities" on the Statement of Financial Condition.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, checking accounts, and short-term certificates of deposits with original maturities of three months or less as cash and cash equivalents.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification*™ (the Codification or ASC)

The Codification is now the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for interim and annual periods ending after September 15, 2009 and superseded all previously existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. Commencing with the year ended December 31, 2009, all references to GAAP now use the specific Codification Topic or Section rather than prior accounting and reporting standards. The Codification did not change existing GAAP and, therefore, did not affect the Company's financial position or results of operations.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Effective January 1, 2008, the Company adopted Topic 820, with the exceptions allowed under the modification described below. The adoption of Topic 820 did not affect the Company's financial position or results of operations.

In February 2008, the FASB modified Topic 820, which delayed the effective date for applying fair value disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The implementation of this provision of Topic 820 for these assets and liabilities effective January 1, 2009 did not affect the Company's financial position or results of operations

Note B - Related Party Transactions

The Company receives commissions from the sale of interests in joint ventures managed by a related party, Zeppelinn Energy, L.P. (Zeppelinn). The Company and Zeppelinn are owned by the same individuals.

Pursuant to the joint venture selling agreements, the Company receives 15% of the sales price per joint venture interest sold. During 2009, the Company earned $1,270,083 in commissions under these contracts, of which $26,763 was due from Zeppelinn as of December 31, 2009.

Additionally, Zeppelinn pays for various operating expenses for the Company and provides office facilities at no charge.

Note C - Major Customers

All commission income is from the sale of interests in joint ventures managed by Zeppelinn (see Note B).

Note D - Retirement Plan

The Company has a 401(k) employees' profit sharing plan covering substantially all of its eligible employees. The Company makes an annual safe harbor contribution to the plan equal to 3% of eligible salaries. The plan also allows for additional contributions at the discretion of the owners, but may not exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of contribution. The Company contributed $96,969 to the plan during the year ended December 31, 2009.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2009, the Company had net capital of $40,862, which was $35,862 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.162 to 1.

Note F – Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

SUPPLEMENTAL INFORMATION

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2009

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$ 169,256
Less: Nonallowable Assets	128,356
Net Capital before Haircuts on Securities	40,900
Haircuts on Securities (Certificates of Deposit)	(38)
Net Capital	40,862
Less: Net Assets not Allowable for Net Capital (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 35,862

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Commissions Payable	$ 3,800
Accrued Liabilities	2,802
Total Aggregate Indebtedness	$ 6,602

Ratio: Aggregate Indebtedness to Net Capital 0.162 to 1

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Schedule II - Other Reporting Requirements
December 31, 2009

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

As of December 31, 2009, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

" ... The provisions of this section shall not be applicable to a broker or dealer ... who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Sonterra Group, Inc .... "

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

There were no material differences between Net Capital as presented on Schedule I herein and the Company's presentation of Net Capital reported in Part IIA of Form X-17A-5 as of December 31, 2009, as amended.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

The Board of Directors and Stockholders of
The Sonterra Group, Inc. dba The Delta Company
San Antonio, Texas

In planning and performing our audit of the financial statements of The Sonterra Group, Inc. dba The Delta Company (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Limited Liability Company • Members AICPA PCPS and TSCPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)
(CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daniels Butler

San Antonio, Texas
February 24, 2010

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Agreed-Upon Procedures Report
For the Nine Months Ended
December 31, 2009

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Agreed-Upon Procedures Report
For the Nine Months Ended December 31, 2009

TABLE OF CONTENTS

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT ACCOUNTANT'S REPORT

The Board of Directors
The Sonterra Group, Inc.
dba The Delta Company
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by The Sonterra Group, Inc. dba The Delta Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of those procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [Check #A-13414 dated 1/2/09 – Check stub] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting a difference of $14,425;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [bank statements and blotter reports] noting a difference of $14,425;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [bank statements and blotter reports] supporting the adjustments noting a difference of $14,425;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [not applicable].

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deutch Butler

San Antonio, Texas
February 24, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065266 FINRA DEC
THE SONTERRA GROUP INC 15*15
901 NE LOOP 410 STE 711
SAN ANTONIO TX 78209-1306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

Date Paid ____

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Delta Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the ____ day of ________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 837,874

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions: 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)

joint venture interests 837,874

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 837,874

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 150.00

(to page 1 but not less than $150 minimum)